INNOVIVA LETTERHEAD

September 22, 2016

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:	Innoviva, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K dated July 28, 2016
Filed July 28, 2016
File No. 000-30319

Dear Mr. Rosenberg:

On behalf of Innoviva, Inc. (the “Company” or “we”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2016 relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2015 filed on February 24, 2016 (the “10-K”) and Form 8-K dated July 28, 2016 filed July 28, 2016 (the “8-K”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements

1. Description of Operations and Summary of Significant Accounting Policies

Segment Reporting, page 59

1.                            Please tell us your consideration for disclosing revenue by product and by geographic area.  In this regard, it appears that your royalty revenue is derived substantially from two products sold in multiple countries.  Refer to ASC 280-10-50-40 and 50-41.

September 22, 2016

RESPONSE TO COMMENT 1:

We have taken into consideration the guidance in Accounting Standards Codification (“ASC”) 280 in determining the disclosure of revenue by products and services and by geographic area.

ASC 280-10-55-22 states: “In determining the revenues attributed to foreign countries, a public entity may allocate revenues from external customers to geographic areas in whatever way it chooses (for example, by selling location, customer location, or the location to which the product is transported, which may differ from the location of the customer), as long as that method is reasonable, consistently applied, and disclosed.”  All of our revenues are derived from one customer, Glaxo Group Limited (“GSK”), as described in our filings with the Securities and Exchange Commission, including Note 3 to the financial statements in our Annual Report Form 10-K for the period ended December 31, 2015.  We do not generate revenues from other customers or have operations in multiple geographies, and we respectfully submit that it may be misleading to present footnote information that suggests that the Company does have customers or operations in multiple geographies.  We believe that our current entity-wide disclosure regarding the geographic areas of revenues from external customers is in compliance with ASC 280.

ASC 280 requires a public entity to disclose the amount of revenues derived from transactions with external customers for each product or service or each group of similar products or services. ASC 280 does not define “similar” products and services.  We view the royalty revenues from RELVAR®/BREO® ELLIPTA® and ANORO® ELLIPTA® as being similar.  However, in response to the Staff’s comment, we will disaggregate the royalty revenues from these two products in future filings.  An example of the revised disclosure is provided below:

Net Revenue from Collaborative Arrangements

Net revenue recognized under our GSK Agreements was as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Royalties from a related party — RELVAR/BREO	$ XX,XXX	$ XX,XXX	$ XX,XXX
Royalties from a related party — ANORO	XX,XXX	XX,XXX	XX,XXX
Royalties from a related party	66,887	18,417	1,945
Less: amortization of capitalized fees paid to a related party	(13,823)	(11,066)	(743)
Royalty revenue	53,064	7,351	1,202
LABA collaboration(1)	—	—	1,815
Strategic alliance—MABA program	885	1,082	1,515
Total net revenue from GSK	$53,949	$8,433	$4,532

September 22, 2016

Capitalized Fees paid to a Related Party, page 61

2.                            Your disclosure indicates that you amortize the capitalized fees for each product separately by country.  Please tell us whether your determination as to:

•                            when to review capitalized fees for impairment,

•                            determine whether or not capitalized fees are recoverable, and

•                            measure the amount of any impairment is on a product/country basis consistent with how you maintain capitalized fees for amortization.  If not, provide us an explanation as to your basis for reviewing and determining recoverability and impairment with reference to authoritative literature.  Consider clarifying your disclosure in future filings.  Further, tell us your consideration for providing disaggregated disclosure of capitalized fees by product and country.

RESPONSE TO COMMENT 2:

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Our assessment for impairment is performed on a product-by-product basis for each major geographic area.  The major geographic areas are the United States, Japan, and the European Union.  We supplementally note that there is not a lower level of identifiable cash flows because the Capitalized Fees arose from the capitalization of milestone payments which were made on a product-by-product basis for each major geographic area.  The Capitalized Fees are reviewed for impairment when impairment indicators arise, or at least on an annual basis.  In response to the Staff’s request, we will clarify in future filings the timing of our impairment reviews and that the impairment reviews are performed on a product-by-product basis for each major geography.

In considering our disclosure of the Capitalized Fees, we considered the guidance in ASC 350-30-50-1 by analogy, which requires the disclosure of assets subject to amortization by “major intangible asset class.”  We consider all of the Capitalized Fees to be part of the same major asset class due to the similarity of the underlying royalties on respiratory products as well as the similarity of the expected lives, which is approximately 15 years.

Form 8-K filed July 28, 2016
Exhibit 99.1

3.                            Refer to your use of the non-GAAP measure “adjusted cash EPS.”  Based on its name as well as what it is used to assess about the company by management and “external users” as described herein, it appears to be a prohibited measure.  Please refer to non-GAAP financial measures compliance and disclosure interpretations question 102.05.  Confirm to us that you will no longer use this measure.

September 22, 2016

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, we will revise our presentation of non-GAAP information in future filings.  The Company acknowledges that liquidity measures cannot be presented on a per share basis.  Given that the use of the term “adjusted cash EPS”, may inadvertently lead a reader to assume that it is a liquidity measure, prospectively, we will no longer use the term “adjusted cash EPS”.

We respectively submit that we and those that follow our Company utilize Non-GAAP earnings per share information as a measure of our operating performance.  We believe that this measure provides management, our stockholders and analysts with helpful information regarding the underlying operating performance of the Company’s business, consistent with the manner in which management and analysts measure and forecast the Company’s performance, as it removes the impact of items management believes are not reflective of underlying operating performance.  In addition, we believe this per share measure is a helpful measure of our performance because it excludes certain non-cash items that do not require recurring cash expenditures. For example, the capitalized fees paid to a related party were related to milestone fees paid to GSK.  We have no further milestone payment obligations to GSK and the non-cash amortization of the capitalized fees paid to a related party are not indicative of our recurring cash expenditures.  We also believe our non-GAAP measure provides meaningful per-share supplemental information for our investors to consider when evaluating our performance and trends in our business on a consistent basis for different periods of time.

In future earnings releases, we will revise the disclosures in the section entitled “Non-GAAP Financial Measures” as follows in order to clarify the utility of Non-GAAP earnings per share as a measure relevant to the Company’s performance and in order to avoid confusion with liquidity metrics:

“Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States, or GAAP, Innoviva uses the non-GAAP financial measures of adjusted EBITDA and adjusted earnings per share. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance or financial position that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures to the closest GAAP financial measure is presented in the accompanying financial table under the headings “Reconciliation of Non-GAAP Financial Measures to GAAP.”

Innoviva believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing Innoviva’s on-going operations and prospects for the future and provides an additional tool for investors to use in comparing Innoviva’s financial results with other companies in Innoviva’s industry or with similar operating profiles. Adjusted EBITDA and adjusted earnings per share are used as supplemental financial operating measures by Innoviva’s management and frequently discussed with external users of its financial statements, such as investors, commercial banks, research analysts and others, to assess:

•                  the financial performance of Innoviva’s assets without regard to financing methods, capital structure, or historical cost basis;

•                  the ability of Innoviva’s assets to generate cash sufficient to pay interest costs and support its indebtedness; and

•                  Innoviva’s on-going operating performance and return on investment compared to those of other companies, without regard to financing or capital structures.

September 22, 2016

Adjusted EBITDA is determined by taking GAAP net income and adding back interest expense (income), taxes, stock-based compensation expense, depreciation expense and amortization of capitalized fees paid to a related party. Innoviva believes the non-GAAP measure of adjusted EBITDA is important as it measures the Company’s ability to generate cash to pay interest costs and support its indebtedness, and it is also used currently in the Company’s annual performance review process. Innoviva’s method of computing adjusted EBITDA may not be the same method used to compute similar measures reported by other companies.

Adjusted earnings per share is determined by taking GAAP net income and adding back stock-based compensation expense, depreciation expense and amortization of capitalized fees paid to a related party, and dividing the total by the fully diluted number of shares outstanding used to calculate the GAAP diluted EPS. Innoviva believes the non-GAAP measure of adjusted earnings per share provides useful information about the Company’s core operating performance, and enhances the overall understanding of the Company’s past financial performance and its prospects for the future. Innoviva’s method of computing adjusted earnings per share may not be the same method used to compute similar measures reported by other companies.

Adjusted EBITDA and adjusted earnings per share should not be considered in isolation or as a substitute to net income/loss, income/loss from operations, cash flows from operating activities, earnings per share or any other measure of financial performance presented in accordance with GAAP. Adjusted EBITDA and adjusted earnings per share are not intended to represent cash flow and do not represent a measure of liquidity or cash available for distribution. The principal limitation of these non-GAAP financial measures is that it excludes significant elements that are required by GAAP to be recorded in Innoviva’s consolidated financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management in determining these non-GAAP financial measures. In order to compensate for these limitations, management of Innoviva presents its non-GAAP financial measures in connection with its GAAP results. Investors are encouraged to review the reconciliation of Innoviva’s non-GAAP financial measures to their most directly comparable GAAP financial measure.

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September 22, 2016

*       *       *       *       *

In connection with this response to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 238-9612 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Eric d’Esparbes
Eric d’Esparbes
Senior Vice President & Chief Financial Officer
Innoviva, Inc.

cc:	Michael Aguiar, Innoviva, Inc.
Daniel Coleman, Ernst & Young LLP
Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP